Exhibit 99.3

FORM OF

VOTING AGREEMENT

This Voting Agreement (this "Agreement") is made and entered into as of December 30, 2025, by and between Lee Enterprises, Incorporated, a Delaware corporation (the "Company"), and   (the "Stockholder").

RECITALS

WHEREAS, the Company, David Hoffmann, or his designee (the "Anchor Investor"), and the other investors on Schedule B of the Purchase Agreement (as defined below) (the "Additional Investors" and together with the Anchor Investor, the "Investors") have entered into a stock purchase agreement dated as of December 30, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the "Purchase Agreement") that, among other things and subject to the terms and conditions set forth therein, provides for the private investment into the Company (the "PIPE Transaction");

WHEREAS, as of the date hereof, the Stockholder is the record and/or "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act", as amended), which meaning will apply for all purposes of this Agreement; *provided*, that all options, warrants, restricted stock units and other convertible securities are included even if not exercisable within sixty (60) days of the date hereof) of the number of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") as set forth next to such Stockholder's name on Schedule A hereto, being all of the shares of Common Stock owned of record or beneficially by such Stockholder as of the date hereof (with respect to such Stockholder, the "Owned Shares" and, the Owned Shares together with such Stockholder's Additional Shares (as defined herein), such Stockholder's "Covered Shares");

WHEREAS, the Board has, by unanimous vote of the directors voting, (a) approved the execution and delivery by the Company of the Purchase Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the PIPE Transaction subject to the conditions contained therein and (b) subject to the terms and conditions set forth in the Purchase Agreement, resolved to recommend that the stockholders of the Company vote to approve each Transaction Proposal (as defined below) in accordance with the Purchase Agreement; and

WHEREAS, as a condition and/or inducement for the Investors to enter into the Purchase Agreement, the Stockholder has agreed to enter into this Agreement with respect to such Stockholder's Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.   Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

"Company Stockholders" means the holders of shares of Common Stock.

"Company Stockholder Meeting" means a meeting of the Company Stockholders (including every adjournment or postponement or recess thereof) to be held for the purposes of approving each Transaction Proposal in accordance with the Purchase Agreement.

"Additional Shares" means, with respect to a Stockholder, any additional shares of Common Stock or other voting securities of the Company that such Stockholder may acquire record and/or beneficial ownership of after the date hereof (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or issued upon the exercise of any options, the settlement of any restricted stock or other conversion of any convertible securities).

"Expiration Time" means the earlier to occur of (a) the Closing Date, (b) such date and time as the Purchase Agreement shall be validly terminated pursuant to Section 14 of the Purchase Agreement, (c) the Board effecting a Company Board Recommendation Change, (d) with respect to Section 2 only, receipt of the Requisite Stockholder Approval, or (e) the mutual consent of the Stockholder and the Company as the parties to this Agreement.

"Lien" means any lien, encumbrance, hypothecation, adverse claim, charge, mortgage, security interest, pledge or option, proxy, right of first refusal or first offer, preemptive right, deed of trust, servitude, voting agreement, voting trust, transfer restriction or any other similar restriction.

"Permitted Lien" means (a) any Lien arising under this Agreement, (b) any applicable restrictions on transfer under the Securities Act, (c) community property interests under applicable law and (d) with respect to options or awards issued pursuant to the Company's equity incentive plans, any Lien created by the terms of any such plan or award agreement thereunder.

"Transaction Proposal" means each of the following proposals for approval at the Company Stockholder Meeting: (a) a proposal for the approval of the adoption by the Company of an amendment to the Charter to increase the authorized number of shares of Common Stock to 40.0 million shares of Common Stock in aggregate as of the Closing; (b) a proposal for the approval, for purposes of complying with the stockholder approval requirements of Nasdaq Listing Rule 5635(d) (as may be in effect on the date of the Company Stockholder Meeting), of the issuance of the Purchased Securities to the Investors; and (c) a proposal for the approval, for purposes of complying with the stockholder approval requirements of Nasdaq Listing Rule 5635(b) (as may be in effect on the date of the Company Stockholder Meeting), of the issuance of the Purchased Securities to the Investors in connection with a transaction that may potentially result in a change of control for purposes of such Nasdaq rule.

2.   Agreement to Vote the Covered Shares.

(a)   From the execution and delivery of this Agreement until the Expiration Time, at the Company Stockholder Meeting, the Stockholder shall vote (including by providing proxy) or execute and deliver a consent with respect to, all of such Stockholder's Covered Shares (or cause the holder(s) of record on any applicable record date to vote (including by providing proxy) or execute and deliver a consent with respect to all of such Stockholder's Covered Shares):

      (i)   in favor of the approval of each Transaction Proposal; and

      (ii)   in favor of the approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes present for there to be a quorum or for the adoption of a Transaction Proposal on the date on which such meeting is held, or if the Company proposes or requests such adjournment or proposal, in each case, in accordance with the Purchase Agreement.

(b)   From the execution and delivery of this Agreement until the Expiration Time, at the Company Stockholder Meeting, the Stockholder shall appear in person at such meeting or shall cause such Stockholder's Covered Shares to be represented by proxy and shall otherwise cause all of such Stockholder's Covered Shares to be counted for the purposes of establishing a quorum at such meeting (or, with respect to any such Covered Shares that such Stockholder owns beneficially but not of record, such Stockholder shall cause the holder(s) of record of such shares as of any applicable record date for determining such stockholders entitled to vote at the meeting to be represented in person or by such proxy at such meeting as provided herein and to be counted as present for purposes of establishing a quorum). The Stockholder hereby appoints the Company and any designee of the Company, and each of them individually, until the Expiration Time (at which time this proxy shall automatically be revoked), as its proxy and attorney-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Covered Shares in accordance with Section 2 hereof in the event the Stockholder fails to comply with its obligation under this Agreement or attempts or purports to vote (or provide consent with respect to), or cause any other Person to vote or provide consent with respect to, the Stockholder's Covered Shares in a manner inconsistent with the terms of this Agreement. This proxy and power of attorney is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, and shall revoke any and all prior proxies granted by such Stockholder with respect to the Covered Shares. The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the bankruptcy, death or incapacity of such Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement. Until the Expiration Time, the Stockholder shall retain at all times the right to vote the Covered Shares in the Stockholder's sole discretion, and without any other limitation, on any matters other than those set forth in this Section 2 that are at any time or from time to time presented for consideration to the Company's stockholders generally.

3.   Fiduciary Duties. The Stockholder is entering into this Agreement solely in its capacity as the record holder and/or beneficial owner of such Stockholder's Covered Shares. Without limiting the terms of the Purchase Agreement in any respect, nothing in this Agreement shall in any way attempt to limit or affect any actions taken by any Stockholder or its Affiliates' designee(s) or beneficial owner(s) serving on the Company Board (in any such director's capacity as such) or any such Stockholder, in his or her capacity as a director, officer or employee of the Company or any of its Affiliates, from complying with his or her fiduciary obligations to the extent acting in such designee's or beneficial owner's capacity as a director, officer or employee of the Company, including with respect to any Company Board Recommendation Change. Without limiting the terms of the Purchase Agreement in any respect, including Section 12 thereof with respect to any Company Board Recommendation Change, no action taken (or omitted to be taken), by any such designee, beneficial owner or Stockholder taken (or omitted to be taken) by such person in his or her capacity as a director, officer or employee of the Company or any of its Affiliates shall be deemed to constitute a breach of this Agreement, including any actions taken with respect to any Company Board Recommendation Change.

4.   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company that:

(a)   *Due Authority*. Such Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement and the other definitive documentations contemplated hereby. If an entity, such Stockholder is duly organized, validly existing and in good standing (to the extent such concept exists) in accordance with the laws of its jurisdiction of formation, as applicable. The execution and delivery of this Agreement, the performance of such Stockholder's obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder, and this Agreement constitutes a valid and binding obligation of such Stockholder enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar applicable laws affecting or relating to creditors' rights generally and equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)   *Ownership of the Covered Shares*. Such Stockholder is, as of the date hereof, the beneficial and/or record owner of such Stockholder's Covered Shares, all of which are free and clear of any Liens, other than Permitted Liens, and if applicable, such Stockholder has sole voting power over all of such Stockholder's Covered Shares and no person (other than such Stockholder and any person under common control with such Stockholder) has a right to acquire any of the Covered Shares held by such Stockholder. Such Stockholder has not entered into and will not enter into prior to the Expiration Time, any agreement to Transfer any Covered Shares, other than as may be not prohibited by the Purchase Agreement. As of the date hereof, such Stockholder does not own, beneficially or of record, any shares of Common Stock or other voting shares of the Company (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of Common Stock or other voting shares of the Company) other than the Owned Shares, except as set forth on Schedule A.

(c)   *No Conflict: Consents.*

(i)   The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement does not and will not: (i) violate any laws applicable to such Stockholder or (ii) result in any breach of or constitute a default under any contract or obligation to which such Stockholder is a party or by which such Stockholder is subject or (iii) if an entity, violate the certificate of incorporation, bylaws, operating agreement, limited partnership agreement or any equivalent organizational or governing documents of such Stockholder, in each case of clauses (i) through (iii), except for such violations, breaches or defaults as would not materially delay or materially impair the ability of such Stockholder to perform its obligations under this Agreement.

(ii)   No consent, approval, order or authorization of, or registration, declaration is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement or the performance by such Stockholder of its obligations under this Agreement.

(d)   *Absence of Litigation.* As of the date hereof, there is no legal action pending against, or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder that would reasonably be expected to prevent, materially delay or materially impair the ability of such Stockholder to perform its obligations under this Agreement.

5.   Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholder that the Company has the full power and capacity to make, enter into and carry out the terms of this Agreement. The Company is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement and the performance of the Company's obligations hereunder have been validly authorized, and assuming the accuracy of the representations and warranties set forth in Section 4, no other consents or authorizations are required to give effect to this Agreement. This Agreement has been duly and validly executed and delivered by the Company, and this Agreement constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar applicable laws affecting creditors' rights and remedies generally.

6.   Miscellaneous.

(a)   *No Ownership Interest.* Nothing contained in this Agreement shall be deemed to vest in the Company any direct, indirect or beneficial ownership or incidence of ownership of or with respect to the Covered Shares. Without limiting this Agreement in any manner, rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to direct any Stockholder in the voting or disposition of any of the Covered Shares, except as expressly provided herein.

(b)   *Amendments and Modifications*. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto. No waiver by any party of its rights hereunder shall be effective against such party unless the same shall be in writing. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty, covenant or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Purchase Agreement.

(c)   *Expenses*. Except as otherwise provided, all costs and expenses incurred in connection with this Agreement shall be paid by the party hereto incurring such cost or expense.

7.   Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when sent by electronic mail with no known mail undeliverable or rejection notice received by the sender, addressed as follows:

If to the Stockholder, to the address provided on such Stockholder's signature page hereto.

If to the Company, to:

Lee Enterprises, Incorporated
4600, E 53rd Street, Davenport, Iowa 52807
Attention: Astrid Garcia
Email: [***]

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Sarkis Jebejian, P.C., Jennifer L. Lee, P.C., Drew Maliniak
Email: sarkis.jebejian@kirkland.com;
                jennifer.lee@kirkland.com;
                drew.maliniak@kirkland.com

Lane & Waterman LLP
220 N. Main Street, Suite 600
Davenport, Iowa 52801
Attention: T.F. Olt III
Email: tolt@L-WLaw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

8.   Specific Performance; Governing Law and Venue.

(a)   The Company and the Stockholder acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Company and the Stockholder shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of this Agreement, in addition to any other remedy to which any party is entitled at law, in equity, in contract, in tort or otherwise. In the event that any claim, action, suit or proceeding shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

(b)   Any claim, action, suit or proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, only to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), and each of the Company and the Stockholder irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such claim, action, suit or proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of such action, suit or proceeding shall be heard and determined only in any such court and (iv) agrees not to bring any claim, action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any claim, action, suit or proceeding brought in accordance with this Section 8(b); *provided* that service of process with respect to any such claim, action, suit or proceeding may also be made upon any party hereto by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided in Section 7.

(c)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other State.

9.   Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.

10.   Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by the Company of such Stockholder's identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), and any other information that the Company reasonably determines is required to be disclosed by applicable law, in any press release, the Proxy Statement and any other disclosure document required in connection with the Purchase Agreement, the PIPE Transaction and the other transactions contemplated by the Purchase Agreement. The Stockholder acknowledges that the Company, in its sole discretion, may file this Agreement or a form hereof with the U.S. Securities and Exchange Commission (the "SEC") or any other Governmental Authority. Such Stockholder agrees to promptly give the Company any information it may reasonably request for the preparation of any such disclosure documents.

11.   Further Assurances. The Stockholder agrees, from time to time, at the reasonable request of the Company and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

12.   Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Purchase Agreement.

13.   Reliance. The Stockholder understands and acknowledges that the Investors have entered into the Purchase Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

14.   Interpretation. The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of

reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to sections and schedules are to section and schedules of this Agreement unless otherwise specified. All schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The parties agree that in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

15.   Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of applicable law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

16.   Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

17.   Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart (including by DocuSign or similar electronic signature method) of a signature page to this Agreement by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

18. <u>Non-Survival of Representations and Warranties</u>. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Expiration Time or the termination of this Agreement. This <u>Section 18</u> shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Expiration Time or the termination of this Agreement.

19. <u>No Recourse</u>. All claims, obligations, liabilities and causes of action based upon, in respect of, arising under, by reason of, in connection with, or relating in any manner to this Agreement may be made only against (and are those solely of) the Persons that are expressly identified as parties in the preamble and signatories to this Agreement (the "<u>Contracting Parties</u>"). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative, financing source, heir or assignee of, or any financial advisor or lender to, or successor to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative, financing source, heir or assignee of, or any financial advisor or lender to, or successor to, any of the foregoing (collectively, "<u>Nonparty Affiliates</u>"), shall have any liability, obligations, claims or causes of action based upon, in respect of, arising under, by reason of, in connection with, or relating in any manner to this Agreement, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any party hereto or otherwise, and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made by a Nonparty Affiliate in, in connection with, or as an inducement to this Agreement.

20. <u>Termination</u>. This Agreement shall automatically terminate without further action by any of the parties hereto and shall have no further force or effect as of the Expiration Time; <u>provided</u> that the provisions of this <u>Section 20</u> shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any party hereto from seeking any remedies (at law or in equity) against any other party for that party's breach of any of the terms of this Agreement prior to the date of termination; provided, however, that in no event shall any Stockholder have any liability for any monetary damages resulting from a breach of this Agreement other than in connection with a willful or deliberate act or failure to act by the Stockholder that such Stockholder knows, or could reasonably be expected to have known, that the taking of such act or failure could result in such a material breach.

21. <u>No Agreement until Executed</u>. This Agreement shall not be effective unless and until (i) the Board has approved, for purposes of Section 203 of the DGCL, and any applicable

provision of the Company's Organizational Documents, the Purchase Agreement, this Agreement and the PIPE Transaction, and following such approval, (ii) the Purchase Agreement is executed by all parties thereto and (iii) this Agreement is executed and delivered by all parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.


COMPANY:

LEE ENTERPRISES, INCORPORATED

By: _____
Name:
Title:

STOCKHOLDER:

By: _____
Name:
Title:

Address: _____

_____

_____


Schedule A

Stockholder	Shares of Company Common Stock